UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of August 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESSE RELEASE
              Paris, August 5, 2013

FIRST HALF 2013 RESULTS1

Continued steady implementation of the Company’s strategy
Adjusted operating income2 increased 28% to €539 million
Adjusted net income of €131 million compared to €18 million in first half 2012
2013 objectives confirmed

●	Performance in line with the path to recovery and profitable growth:
	o	Improvement in the year-over-year revenue trend in Q2 2013 (-1% in Q2 after -3% in Q1 2013 at constant consolidation scope and exchange rates)
	o	Resilience of Q2 2013 adjusted operating cash flow: +0.5% at constant exchange rates, excluding restructuring costs, after a 7.0% decline in Q1 2013
	o	Adjusted operating income increased 28% to €539 million
	o	Adjusted net income was €131 million versus €18 million for the first half of 2012

●	Positive impacts of the implementation of the Company’s transformation plan:
	o	Reduction in net financial debt to €10.0 billion at June 30, 2013
	o	Net cost reductions of €74 million in the first half of 2013
	o	New geographical organization since July 2013
	o	Continued commercial success with industrial clients and in growing geographies
	o	Reinforcement in progress of Veolia operations in Latin America

Key first half 2013 figures3

Revenue: €11.1 billion Adjusted operating cash flow: €930 million Adjusted operating income: €539 million Adjusted net income: €131 million Net income: €4 million	Divestments: €292 million Positive Free Cash Flow: +€556 million Net financial debt: €10.0 billion Adjusted net financial debt: €6.7 billion Adjusted leverage ratio: 3.1x

Antoine Frérot, Veolia Environnement Chairman and Chief Executive Officer, commented: “First half 2013 results reflect the initial impacts of the Company’s strategy that has been in place for the last 18 months. They show that the Company is fully on the charted path to recovery and profitable growth. Operational risk management due to refocusing and productivity efforts contributed to a significant improvement in adjusted operating income, which increased 28%, despite an unfavorable economic environment. On a commercial basis, we have been successful, with several significant contracts awarded to Veolia within our targeted development areas, in particular with industrial clients. In view of the progress achieved during the first half of 2013, we are confident in our ability to achieve our medium- and long-term objectives.”

____________________________________
1 The 2013 interim closure was marked by the early adoption of IFRS 10, 11 and 12 with effect from January 1, 2013. The adoption of these standards had a significant impact on the presentation of the Consolidated financial statements, resulting in the end of the proportionate consolidation method in favor of the equity accounting of joint ventures. The Group therefore re-presented the accounts for the half-year ended June 30, 2012 accordingly.  In addition to assure the comparability of periods, first half 2012 results have been re-presented for divestments completed or in process, see page 13.
2 Including the share of adjusted net income of joint ventures and associates
3 See definitions on page 14 for accounting terms utilized in this press release

●	Revenue of €11,074 million compared to re-presented €11,448 million for the first half ended June 30, 2012

	o	Water: revenue declined 3.7% at constant consolidation scope and exchange rates to €5,000 million

The Operations business was stable at constant consolidation scope and exchange rates: favorable indexation, but temporary slowdown in construction activity in certain contracts, lower volumes and contractual erosion in France. Good performance in Central and Eastern Europe operations as well as due to new contracts commencing in the United States.

Technologies and Networks (-10.4% at constant consolidation scope and exchange rates): Completion of Design & Build contracts outside of France and unfavorable weather impacts in France. Bookings increased 23%.

	o	Environmental Services: revenue declined 3.0% at constant consolidation scope and exchange rates to €3,985 million. Marked improvement in Q2 year-over-year trend (-1.4% in Q2 versus -4.6 % in Q1).

Continued unfavorable impact related to prices and volumes of recycled raw materials

Impact of volumes / activity levels reduced to -1.1% in the first half of 2013 compared to -3.5% in Q1.

	o	Energy Services: revenue increased 4.4% at constant consolidation scope and exchange rates to €1,972 million

Higher energy prices and favorable weather effects

●	Adjusted operating cash flow of €930 million compared to re-presented €1,006 million for the half year ended June 30, 2012

	o	Water: decline of 3.2% at constant exchange rates, with stability in the Operations business

	o	Environmental Services: decline of 6.7% at constant exchange rates, including trend improvement in Q2

	o	Energy Services: quasi-stable despite the end of gas cogeneration contracts

●	Significant growth in adjusted operating income: 29.2% growth at constant exchange rates to €539 million, versus re-presented €419 million for the half year ended June 30, 2012 due to:

o
Significant contribution of joint ventures and associates, mainly due to Dalkia International, including a favorable base effect from €89 million in write downs of receivables and accrued expenses in Italy in the first half of 2012

	o	The positive impact of the cost reduction plan, net of implementation costs

	o	The benefit of the closure of the defined benefit pension plan for senior executives

●	Adjusted net income attributable to owners of the Company: €131 million in the first half of 2013 compared to re-presented €18M for the same period ended June 30, 2012

	o	Adjusted net income benefitted from the significant increase in adjusted operating income.

o
Net income for the first half of 2013 amounted to €4 million compared to €162 million for the same period ended June 30, 2012, and was impacted by goodwill impairments in the Environmental Services division in Germany, restructuring charges associated with the voluntary employee departure plan at VE SA and costs associated with the early buyback of bonds in order to optimize the Company’s cash position.

●
Reduction in net financial debt: €10.0 billion at June 30, 2013 versus re-presented €10.8 billion at December 31, 2012. Adjusted net financial debt amounted to €6.7 billion at June 30, 2013 versus re-presented €7.8 billion at December 31, 2012.

FIRST HALF 2013 RESULTS4

After a difficult start to the year, operating performance was resilient, though contrasted in the first half of 2013, despite lower activity levels in Europe.

The Group accelerated the implementation of its strategy through a transformation and cost reduction plan and a vast program to optimize its asset portfolio.

Transformation and cost reduction plan

On July 8, 2013, as part of the transformation of Veolia Environnement, the new organizational structure of the Group was announced, continuing the strategy implemented for the last two years to establish Veolia Environnement as "The Industry Standard for Environmental Solutions" due to its expertise in major environmental issues in the Water, Environmental Services and Energy Services sectors.

This new organization is based on two major advances: a country-based organization for Water and Environmental Services placed under the authority of a single director per country and the creation of two new functional departments: one dedicated to Innovation and Markets, the other to Technology and Performance.

With the exception of globally integrated French activities and Dalkia, business operations will now be brought together within each country, with country directors in charge of both the Water and Environmental Services businesses. The integrated and direct Group management, under the operational authority of the Chief Operating Officer, will be organized around nine regions regrouping several countries, representing the first level of resource allocation.

A specific entity will group together businesses with global specialties and primarily global markets.

Dalkia, a joint subsidiary of Veolia Environnement and EDF, will retain its current organization for now, but will eventually be included in the new organizational structure.

Over and above the annual Efficiency plan, the 2015 net cost reduction objective (Convergence Plan) was increased in May 2013 to €750 million from the prior €470 million target, compared to 2011. This €280 million increase breaks down as follows: €70 million in respect of increased mutualization and IT efforts, €100 million in respect of purchasing and €110 million associated with transversal efficiency projects in the businesses and headquarters.

Asset portfolio optimization policy

The Group continued to implement its strategy with in particular:

•	the divestiture of Eolfi’s European activities on February 28, 2013, following the signature of a memorandum of understanding with Asah on January 21, 2013, for a share value of €23.5 million; and
•
the divestiture of the Veolia Water subsidiary in Portugal (Compagnie Générale des Eaux du Portugal – Consultadoria e Engenharia) on June 21, 2013, to Beijing Enterprises Water Group,  for an enterprise value of approximately €91 million; and

•
the initial public offering on the Oman stock exchange of 35% of the shares of Sharqiyah Desalinisation Company on June 29, 2013. Following listing, this entity is equity accounted as of June 30, 2013. The impact on Group net financial debt is -€88.9 million.

•	Overall, financial divestitures (enterprise value) and industrial divestitures totaled €292 million in the half-year ended June 30, 2013.

In addition, further divestment transactions are expected to be completed before December 31, 2013. These activities are classified in discontinued operations as of June 30, 2013:
•	on March 7, 2013, an agreement was signed with the British investment fund Actis for the sale of water, wastewater and electricity concession activities in Morocco;

____________________________________
4 The 2013 interim closure was marked by the early adoption of IFRS 10, 11 and 12 with effect from January 1, 2013. The adoption of these standards had a significant impact on the presentation of the Consolidated financial statements, resulting in the end of the proportionate consolidation method in favor of the equity accounting of joint ventures. The Group therefore re-presented the accounts for the half-year ended June 30, 2012 accordingly.  In addition to assure the comparability of periods, first half 2012 results have been re-presented for divestments completed or in process, see page 13.

•	on May 9, 2013, an agreement was signed by Veolia ES Special Services and Harkand Global Holdings Limited (US fund) for the sale of Marine Services;
•	during the second quarter of 2013, negotiations with the Land of Berlin were initiated to determine the terms of the Group’s full withdrawal from the Berlin water contract.

Furthermore, together with its co-shareholder, the Caisse des dépôts et consignations, Veolia Environnement continues to prepare its withdrawal from Transdev Group by tailoring its industrial strategy, transferring SNCM to Veolia Environnement, targeting the balance sheet structure and refinancing strategy. As part of negotiations on changes to Transdev Group’s share ownership structure, at the beginning of July 2013, Veolia Environnement and Caisse des dépôts et consignations announced the extension of their October 22, 2012 agreement until October 31, 2013. Progress with the Group's withdrawal from the Transportation business is reflected as of June 30, 2013 by the retention of Transdev Group’s activities (excluding SNCM) in discontinued operations. The reference value of the joint venture remains unchanged from December 31, 2012, at €400 million for 100%.

REVENUE AND BUSINESS DEVELOPMENT5

Revenue (€ millions)
Half-year Ended June 30, 2013	Half-year ended June 30, 2012 re-presented	%Change 2013/2012	Internal growth	External growth	Foreign exchange impact
11,073.8	11,448.3	-3.3%	-2.0%	-0.3%	-1.0%

Revenue

Veolia Environnement consolidated revenue declined 2% at constant consolidation scope and exchange rates (-3.3% at current consolidation scope and exchange rates) to €11,073.8 million for the half-year ended June 30, 2013 compared with re-presented revenue of €11,448.3 million for the half-year ended June 30, 2012, while showing some resilience in the second quarter of 2013. The second quarter contraction at constant consolidation scope and exchange rates was limited to -1%, compared with -3% in the first quarter of 2013.

This decrease breaks down as follows:
•	in the Water division, a reduction in construction activity, partly offset by the positive price impact in France and in Central Europe;
•	in the Environmental Services division, a difficult macro-economic environment led to a decline in recycled raw material prices and volumes and a drop in activity levels, primarily in Europe;
•
growth in Energy Services division revenue (approximately €58 million compared with re-presented revenue for the half-year ended June 30, 2012), due to favorable weather conditions and energy prices in a difficult commercial environment.

Changes in consolidation scope negatively impacted 2013 first-half revenue by €33.2 million, including +€15.9 million in the Water division (primarily the impact of full consolidation of Azaliya from August 2, 2012) and -€52.4 million in the Environmental Services division (primarily due to the divestiture of activities in Switzerland and the Baltic countries in 2012).

The foreign exchange impact of -€109.1 million primarily reflects the appreciation of the euro against the Japanese yen (-€35.5 million), the UK pound sterling (-€32.0 million), the Australian dollar (-€14.6 million) and the US dollar (-€11.3 million).

Business Development

The Group has enjoyed a number of commercial successes since January 1, 2013 including:

•
On January 31, 2013, the city of Rialto and its concession company Rialto Water Services (RWS) awarded Veolia Water North America, a Veolia Water subsidiary, a contract to manage the city's water and wastewater systems. This 30-year contract will generate estimated cumulative revenue of €300 million.

•
Veolia ES Singapore, a subsidiary of Veolia Environmental Services, was awarded a contract for the collection and management of municipal waste and recycling in the Clementi Bukit Merah district of Singapore. This 7½-year contract will generate estimated cumulative revenue of SGD 220 million (approximately €135 million at June 30, 2013 exchange rates).

____________________________________
5 See definitions on page 14 for accounting terms utilized in this press release

•
On April 15, 2013, QGC, a wholly-owned subsidiary of BG Group, awarded Veolia Water a 20-year contract to manage the three water treatment plants at its coal gas production sites in the Surat Basin, in Queensland, eastern Australia. This contract will generate estimated cumulative revenue of €650 million and includes a 5-year extension option on expiry.

•
On April 29, 2013, Dalkia announced the renewal of its management contract for heat generation and distribution installations in Bratislava's Petržalka district. This new 20-year contract will generate estimated cumulative revenue of €1.1 billion over the period 2019-2039.

•	On May 15, 2013, Veolia Water won a €130 million contract to build three units for the treatment of raw water and wastewater for the Chilean pulp and paper producer, CMPC.

•
On May 31, 2013, Thames Water, the UK's largest water and wastewater services company, selected a consortium comprising Veolia Water, Costain and Atkins to deliver a major tranche of its program of essential upgrades to water and wastewater networks and treatment facilities across London and the Thames Valley. The amount of work for Veolia Water could be worth as much as £450 million (€530 million) for the period 2015 to 2020.

•
On July 2, 2013, Marafiq awarded Veolia Water a contract to design, build and operate the largest ultrafiltration and reverse osmosis desalination plant in Saudi Arabia. This contract will generate USD 310 million (€232 million) in revenue for the plant's design and construction and USD 92 million (€69 million) in revenue for its operation over 10 years, with an option to extend the contract for a further 20 years.

Acquisitions

The Group did not complete any major acquisitions during the first half of 2013.

On June 7, 2013, the Group signed an agreement with Fomento de construcciones y Contratas (FCC) to acquire FCC’s 50% stake in Proactiva Medio Ambiente. The transaction would amount to €150 million and will provide the Group with 100% of the share capital of Proactiva.

OPERATIONAL PERFORMANCE6

Changes in adjusted operating cash flow were as follows:
(€ millions)	Adjusted operating cash flow
	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% change	% change at constant exchange rates
Water	430.3	446.3	-3.6%	-3.2%
Environmental Services	404.1	438.0	-7.8%	-6.7%
Energy Services	154.9	157.1	-1.4%	-1.2%
Other Segments	(59.3)	(35.0)	-69.4%	-69,4%
Adjusted operating cash flow	930.0	1,006.4	-7.6%
Adjusted operating cash flow at 2012 exchange rates	936.7	1,006.4		-6.9%
Adjusted operating cash flow margin	8.4%	8.8%

Adjusted operating cash flow declined 6.9% at constant exchange rates (-7.6% at current consolidation scope and exchange rates) to €930.0 million for the half-year ended June 30, 2013, compared with re-presented €1,006.4 million for the half-year ended June 30, 2012.

The decrease in adjusted operating cash flow in the first half of 2013 was impacted:
•
in the Water division, by contractual erosion in France and a drop in profitability of German activities tied to adverse price effects, as well as a deterioration in the margin of the Hong Kong project in the Technologies and Networks business;

•
in the Environmental Services division, by an unfavorable recycled raw material price differential in France and Germany and pressure on prices from industrial customers in a difficult competitive environment; and

•	by the impact of the Veolia Environnement SA’s voluntary employee departure plan.

____________________________________
6 See definitions on page 14 for accounting terms utilized in this press release

Conversely, adjusted operating cash flow benefited from:
•	the positive contribution of cost saving plans, net of implementation costs;
•	the CICE Employment and Competitivity tax credit partly offset by the “Forfait social”;
•	activity growth in the Water division in Central and Eastern Europe, tied to price increases and the good performance of industrial contracts in the United States; and
•	the reversal of operating difficulties and the related restructuring costs.

The foreign exchange impact on adjusted operating cash flow was limited to -€6.7 million and mainly concerns the Environmental Services division (UK pound sterling and Australian dollar).

The change in adjusted operating income breaks down as follows:

	Adjusted operating income*
(€ millions)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% Change	% change at constant exchange rates
Water	230.6	238.1	-3.2%	-3.2%
Environmental Services	157.8	165.8	-4.8%	-3.3%
Energy Services	176.7	65.2	171.1%	172.2%
Other Segments	(26.5)	(49.8)	46.8%	46.8%
Total	538.6	419.3	28.4%
Total at 2012 exchange rates	541.6	419.3		29.2%
*including share of adjusted net income (loss) of joint ventures and associates

Veolia Environnement adjusted operating income, including the share of adjusted net income (loss) of equity-accounted entities, totaled €538.6 million, compared with re-presented €419.3 million for the half-year ended June 30, 2012, an improvement of 29.2% at constant exchange rates and 28.4% at current consolidation scope and exchange rates.

The increase in adjusted operating income is mainly due to:
•	the decrease in adjusted operating cash flow, offset by;
•	the positive contribution of equity-accounted entities (particularly Dalkia International); and
•	the reversal of senior executive pension provisions in Veolia Environnement SA, which had a positive impact of €40.3 million in the first half of 2013.

The €109.1 million share of net income of equity-accounted entities breaks down:
•
The share of net income of joint ventures of €96.8 million for the half-year ended June 30, 2013, compared with a re-presented net loss of €42.9 million for the half-year ended June 30, 2012. This substantial improvement was primarily due the recovery of Dalkia International Italian activities (SIRAM) and the base effect related to write-downs on receivables and accrued expenses in Italy recognized as of June 30, 2012 of €89 million, and to the growth in Dalkia International activities in Central and Eastern Europe.

•	The share of net income of associates of €12.3 million for the half-year ended June 30, 2013, compared with re-presented €4.6 million for the half-year ended June 30, 2012.

Selling, general and administrative expenses for the half-year ended June 30, 2013 fell €73.5 million (-4.9%) to €1,422.1 million compared to re-presented €1,495.6 million for the half-year ended June 30, 2012, incorporating the effects of the asset portfolio optimization program and cost reduction plan launched by the Group in 2012.

Net finance costs were €305.6 million for the half-year ended June 30, 2013 compared with re-presented €296.7 million for the half-year ended June 30, 2012.
They include a one-off expense of €43.0 million relating to the June 2013 buyback of bonds in the amount of €699 million equivalent.

The income tax expense for the half-year ended June 30, 2013 was €76.1 million.
In France, according to tax planning, the Veolia Environnement tax group limited the recognition of deferred tax assets to the amount of deferred tax liabilities as of June 30, 2013, as at the previous period end.
The effective tax rate was 106.1%.

The income tax rate for the half-year ended June 30, 2013 would be 52.6% after adjustment for one-off items, in particular the German goodwill impairment in Environmental Services and other non-deductible costs, for which the deductibility is not possible given tax planning of corresponding subsidiaries.

The net loss from discontinued operations was €16.4 million for the half-year ended June 30, 2013, compared with re-presented net income of €211.3 million for the half-year ended June 30, 2012  and includes equity-accounted entities divested or in the course of divestiture.

This net loss for the half-year ended June 30, 2013 mainly reflects operations divested or in the course of divesture:
•	Water activities in Morocco, in the course of divestiture;
•	Citelum urban lighting activities in the Energy Services division, in the course of divestiture;
•	Berlin water, in the course of divestiture; and
•	European wind energy activities, divested in February 2013.

The net income attributable to non-controlling interests was €84.7 million for the half-year ended June 30, 2013, compared with re-presented €28.3 million for the half-year ended June 30, 2012. This growth is mainly explained by the increase in Dalkia International results.

The net income attributable to owners of the Company was €3.6 million for the half-year ended June 30, 2013, compared with re-presented net income of €162.2 million for the half-year ended June 30, 2012. Adjusted net income attributable to owners of the Company was €131.1 million for the half-year ended June 30, 2013, compared with €17.8 million for the half-year ended June 30, 2012.

Given the weighted average number of shares outstanding of 510.0 million in the first six months of 2013 (basic and diluted) and 507.7 million in the first six months of 2012 (basic and diluted), net income per share attributable to owners of the Company, including paid coupons on deeply subordinated securities (basic and diluted) was -€0.03 for the half-year ended June 30, 2013, compared with €0.32 for the half-year ended June 30, 2012. Adjusted net income per share attributable to owners of the Company (basic and diluted), was €0.22 for the half-year ended June 30, 2013, compared with re-presented €0.04 for the half-year ended June 30, 2012.

CASH FLOWS7

Operating cash flow before changes in working capital totaled €988.6 million in the half-year ended June 30, 2013, compared with re-presented €1,154.1 million in the half-year ended June 30, 2012, including adjusted operating cash flow of €930 million (compared with re-presented €1,006.4 million in the first half of 2012), operating cash flow from financing activities of €50.8 million (compared with re-presented €77.1 million in the first half of 2012) and operating cash flow from discontinued operations of €7.8 million (compared with re-presented €70.6 million in the first half of 2012).

The Company continues to apply selective investment criteria, while maintaining industrial investments as required by contractual terms or required maintenance.

Gross investments declined nearly 30% for the half-year ended June 30, 2013 compared to the half-year ended June 30, 2012, due to, firstly, the basis impact of the investments realized in the 2012 first half (in particular the purchase of 6.9% of Veolia Voda, in the Czech Republic, from the EBRD for an enterprise value of €79 million and the purchase of a 10% stake in the investment vehicle Affinity Water A for €44 million) and secondly, to a reduction in industrial investments.

For the first half of 2013, financial divestitures (Enterprise value) and industrial divestitures amounted to €292 million and included the divestiture of the Veolia Water subsidiary in Portugal for €91 million. U.K. regulated Water activities were sold in the first half of 2012 for €1,517 million in enterprise value.

Free cash flow for the half-year ended June 30, 2013 (after payment of the dividend) was €556 million, compared with re-presented €552 million for the half-year ended June 30, 2012.

Free cash flow for the half-year ended June 30, 2013 mainly reflects:
•	the issue of deeply subordinated perpetual securities in the amount of €1,454.0 million, net of paid coupons, at the beginning of January 2013
•	the €749 million cash deterioration associated with working capital requirements.

The €749 million cash deterioration associated with working capital requirements in the half-year ended June 30, 2013 compared with the re-presented figure at the end of 2012, mainly reflects:
o	the impact of the seasonal nature of the Group’s activities (€500 million increase in operating working capital in the first half of 2013);
o	an extension, in certain businesses, of days sales outstanding for customer receivables due from Public authorities; and
o	Contractual changes in billing terms and conditions in the Water division in France.

Net financial debt amounted to €10,031 million as of June 30, 2013, compared with re-presented €10,822 million as of December 31, 2012, including a favorable foreign exchange impact of +€160 million.

____________________________________
7 See definitions on page 14 for accounting terms utilized in this press release

Adjusted net financial debt amounted to €6,729 million as of June 30, 2013, compared with re-presented €7,837 million as of December 31, 2012.

OBJECTIVES AND OUTLOOK

The Group confirms the amended objectives announced on the presentation of the 2012 financial statements, incorporating the new accounting standards imposing the equity-accounting of entities previously accounted for using proportionate consolidation and the faster than scheduled implementation of the divestiture program.

For the period 2012-2013, Veolia Environnement’s objectives are:
-	to sell €6 billion in assets8, including the repayment of joint venture loans relating to divestures;
-
to reduce its net financial debt to between €8 billion and €9 billion and adjusted net financial debt (net of joint venture loans) to between €6 billion and €7 billion excluding the impact of foreign exchange fluctuations;

-
to adjust, given changes in the economic environment, gross cost reductions to €270 million in 2013 and net cost reductions to €170 million, including, due to the new accounting treatment of joint ventures, 80% in operating income; and

-	to pay a dividend in 2013 and 2014 of €0.70 per share, in respect of fiscal years 2012 and 2013 respectively.

After 2013, the Company aims, assuming an average economic environment, for:
-	organic revenue growth of over 3% per year;
-	growth in adjusted operating cash flow of over 5% per year;
-	a debt leverage ratio (adjusted net financial debt/(Operating cash flow before changes in working capital + principal payments on operating financial assets)) of around 3.0x +/-5%;
-	a payout ratio in line with the historical average.

For 2015, Veolia Environnement increased its net cost reduction target to €750 million, including, due to the new accounting treatment of joint ventures, 80% in operating income.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

The review of results by auditors is still in progress.

Analyst and institutional investor contacts:

 Ronald Wasylec: +33 1 71 75 12 23
Ariane de Lamaze: +33 1 71 75 06 00
US Investor contact Terri Anne Powers: +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

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8 Including the debt reduction of €1.4 billion related to the change to equity accounting of Berlin Water

APPENDICES9,10

RESULTS BY OPERATIONAL SECTOR
Water

Revenue (€ millions)
Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
5,000.4	5,243.7	-4.6%	-3.7%	0.3%	-1.2%

Water division revenue declined 3.7% at constant consolidation scope and exchange rates (-4.6% at current consolidation scope and exchange rates), due to a dip in construction business partly offset by the positive impact of higher tariffs in France and Central Europe.

•
Revenue from Operations remained stable at -0.2% at constant consolidation scope and exchange rates (-1.1% at current consolidation scope and exchange rates). Excluding the negative impact of Construction activities, Operations revenue would have increased by 1.6% at constant consolidation scope and exchange rates (+0.7% at current consolidation scope and exchange rates). This relative stability reflects contrasting trends:

o
In France, revenue declined €45.5 million, or 2.5% at constant consolidation scope (-2.8% at current consolidation scope), in line with a slowdown in the construction business, contractual erosion and a decrease in volumes sold (-1.9% in the half-year) accentuated by weather conditions and despite a favorable indexing effect compared with 2012.

o
Outside France, revenue rose slightly at constant consolidation scope and exchange rates (+1.6%) and remained stable at current consolidation scope and exchange rates (+0.2%). In Europe, revenue grew (4.0% at constant and current consolidation scope and exchange rates), with good performances in the Czech Republic tied to price increases and favorable volume trends in Germany. Revenue was penalized in the United Kingdom by the completion of construction contracts. Revenue declined 7.5% in the Asia-Pacific region at constant consolidation scope and exchange rates (-14.9% at current consolidation scope and exchange rates) due to a downturn in construction business in Korea and Japan. The 6.2% increase reported in the United States at constant consolidation scope and exchange rates (4.8% at current consolidation scope and exchange rates) benefited from the good performance of industrial contracts.

•
Technologies and Networks revenue fell 10.4% at constant consolidation scope and exchange rates (-11.3% at current consolidation scope and exchange rates), primarily due to the completion of numerous contracts in France and internationally in the “Design and Build” sector and by the lower contribution of the Hong Kong Sludge contract. SADE revenue was negatively impacted by unfavorable weather conditions in France and in Belgium. Bookings are however up 22.8% compared to June 2012 at €2 billion.

OPERATIONAL PERFORMANCE

(€ millions)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% change	% change at constant exchange rates
Adjusted operating cash flow	430.3	446.3	-3.6%	-3.2%
Adjusted operating cash flow margin	8.6%	8.5%
Adjusted operating income *	230.6	238.1	-3.2%	-3.2%
Operating income	209.2	179.5	16.5%	16.5%
Operating income margin	4.2%	3.4%
* including the share of adjusted net income (loss) of joint ventures and associates.

____________________________________
9 The 2013 interim closure was marked by the early adoption of IFRS 10, 11 and 12 with effect from January 1, 2013. The adoption of these standards had a significant impact on the presentation of the Consolidated financial statements, resulting in the end of the proportionate consolidation method in favor of the equity accounting of joint ventures. The Group therefore re-presented the accounts for the half-year ended June 30, 2012 accordingly.  In addition to assure the comparability of periods, first half 2012 results have been re-presented for divestments completed or in process, see page 13.
10 See definitions on page 14 for accounting terms utilized in this press release

Water division adjusted operating cash flow decreased 3.2% at constant exchange rates (-3.6% at current consolidation scope and exchange rates) to €430.3 million for the half-year ended June 30, 2013, compared with re-presented €446.3 million for the half-year ended June 30, 2012.

This decrease in adjusted operating cash flow is due to:
•	contractual erosion and lower volumes in France;
•	a decline in the profitability in German operations due to an unfavorable change in margins on electricity;
•	the exceptional activity in Japan in 2012 following the earthquake, not repeated in 2013; and
•	the degradation in the margin on the Hong Kong contract in the Technologies and Networks business.

Adjusted operating cash flow benefited in particular from:
•	the positive contribution of cost saving plans, net of implementation costs;
•	good performance of industrial contracts in the United States;
•	the base effect of write-downs on trade receivables and costs relating to the separation of regulated activities in the United Kingdom recognized in the first half of 2012; and
•	revenue growth in Central and Eastern Europe tied to price increases.

Adjusted operating income declined 3.2% at constant exchange rates (-3.2% at current consolidation scope and exchange rates) to €230.6 million for the half year ended June 30, 2013 compared with re-presented €238.1 million for the half-year ended June 30, 2012. In addition to the decrease in adjusted operating cash flow, adjusted operating income was penalized by charges to provisions for operating and contractual risks, particularly in the United States. These effects were offset by the capital gain recognized on the divestiture of activities in Portugal.

Net charges to operating provisions totaled €23.7 million for the half-year ended June 30, 2013, compared with re-presented net reversals of €9.5 million for the half-year ended June 30, 2012.

Net charges to operating depreciation and amortization totaled €210.7 million for the half-year ended June 30, 2013, compared with re-presented €216.1 million for the half-year ended June 30, 2012.

The Convergence cost reduction plan had a net impact of €36 million on Water division operating income for the half-year ended June 30, 2013.

Environmental Services

Revenue (€ millions)
Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
3,984.7	4,206.9	-5.3%	-3.0%	-1.2%	-1.1%

Despite good resilience in the second quarter of 2013, Environmental Services division revenue declined 3.0% at constant consolidation scope and exchange rates (-5.3% at current consolidation scope and exchange rates) in the first half of 2013, and compared to -4.6% at constant consolidation scope and exchange rates in the first quarter of 2013. The decline in first half revenue was mainly due to a fall in recycled raw material prices and volumes (negative effect of 2.3%) and a drop in revenue levels of 1.1% essentially in the Collection activity.

•	In France, revenue declined 4.9% at constant and current consolidation scope, as a result of unfavorable movements in recycled raw material prices (paper and scrap metals) and in volumes.

•
Outside France, revenue declined slightly by 1.6% at constant consolidation scope and exchange rates (-5.5% at current consolidation scope and exchange rates). Revenue in Germany fell 10.9% at constant consolidation scope (-10.5% at current consolidation scope) under the combined effect of lower recycled raw material prices and volumes and adverse economic trends in the industrial and commercial sectors. Revenue in the United Kingdom increased 1.7% at constant consolidation scope and exchange rates (-1.8% at current consolidation scope and exchange rates) due to the increase in PFI contract revenue. In North America, revenue benefitted from growth in hazardous waste and activity levels in the petrochemical and refining sectors. Revenue grew 6.8% in Australia at constant consolidation scope and exchange rates (+2.2% at current consolidation scope and exchange rates), due in particular to the growth of the mining sector.

OPERATIONAL PERFORMANCE
(€ millions)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% change	% change at constant exchange rates
Adjusted operating cash flow	404.1	438.0	-7.8%	-6.7%
Adjusted operating cash flow margin	10.1%	10.4%
Adjusted operating income *	157.8	165.8	-4.8%	-3.3%
Operating income	89.0	132.4	-32.8%	-30.9%
Operating income margin	2.2%	3.1%
* including the share of adjusted net income (loss) of joint ventures and associates.

Environmental Services division adjusted operating cash flow fell 6.7% at constant exchange rates (-7.8% at current consolidation scope and exchange rates) to €404.1 million for the half-year ended June 30, 2013, compared with re-presented €438.0 million for the half-year ended June 30, 2012.

Adjusted operating cash flow for the first half of 2013 declined due to the adverse economic environment and the negative impact due to unfavorable recycled material price variations.

These impacts were offset by:
•	the net impact of the cost reduction plans; and
•	the reversal of operating difficulties and the related restructuring costs incurred primarily in Italy and the Africa-Middle East region.

Adjusted operating income declined 3.3% at constant exchange rates (-4.8% at current consolidation scope and exchange rates) to €157.8 million for the half-year ended June 30, 2013, compared with re-presented €165.8 million for the half-year ended June 30, 2012. This was due to the decrease in adjusted operating cash flow offset by favorable movements in operating provisions.

Net reversals of operating provisions totaled €16.6 million for the half-year ended June 30, 2013, compared with re-presented net charges of €17.5 million for the half-year ended June 30, 2012.

Net charges to operating depreciation and amortization totaled €279.1 million for the half-year ended June 30, 2013, compared with re-presented €276.6 million for the half-year ended June 30, 2012.

The Convergence cost reduction plan had a net impact of €14 million on Environmental Services division operating income for the half-year ended June 30, 2013.

Energy Services

Following the application of IFRS 10 and 11, Energy Services division revenue comprises:
-	100% of revenue of Dalkia France activities;
-	the revenue of U.S. operations wholly owned by the Group.

Revenue (€ millions)
Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
1,972.3	1,914.3	3.0%	4.4%	-1.3%	-0.1%

Revenue grew during the period (4.4% at constant consolidation scope and exchange rates and 3.0% at current consolidation scope and exchange rates), due to a positive energy price effect (approximately €38 million compared with re-presented revenue for the half-year ended June 30, 2012) and due to favorable weather conditions in France, in a difficult commercial environment.

•
In France, revenue grew 3.7% at constant consolidation scope (2.3% at current consolidation scope), due to a rise in energy prices, combined with more favorable weather conditions and good performance in the construction business.

•
In the United States, revenue surged 13.9% at constant consolidation scope and exchange rates (12.4% at current consolidation scope and exchange rates), due, firstly, to a favorable electricity and gas price effect, and secondly, an increase in steam volumes sold following  a return to harsh weather conditions compared with a particular soft first half-year in 2012.

OPERATIONAL PERFORMANCE
(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% change	% change at constant exchange rates
Adjusted operating cash flow	154.9	157.1	-1.4%	- 1.2%
Adjusted operating cash flow margin	7.9%	8.2%
Adjusted operating income *	176.7	65.2	171.1%	172.2%
Operating income	108.7	119.6	-9.1%	-9.0%
Operating income margin	5.5%	6.2%
* including the share of adjusted net income (loss) of joint ventures and associates.

Energy Services division adjusted operating cash flow declined 1.2% at constant exchange rates (-1.4% at current consolidation scope and exchange rates) to €154.9 million for the half-year ended June 30,2013 compared with represented €157.1 million for the half-year ended June 30, 2012.

Favorable energy price effects and measures taken to improve margins, particularly when purchasing energy, allowed the impact of commercial portfolio attrition and adverse environment and regulatory factors, such as the programmed cessation of gas cogeneration, to be absorbed.

Adjusted operating income was €176.7 million for the half-year ended June 30, 2013, compared with re-presented €65.2 million for the half-year ended June 30, 2012, due to the favorable contribution in Dalkia International activities:

•
in Central and Eastern Europe, due to the dual favorable impact of price and weather effects in all countries of the region and despite a reduction in renewable energy electricity production subsidies in Poland and the Czech Republic;

•	the turnaround of results in Italy following restructuring measures implemented and write-downs on receivables and accrued expenses of €89 million recognized in the half-year ended June 30, 2012.

Net reversals of operating provisions totaled €3.8 million for the half-year ended June 30, 2013, compared with re-presented €8 million for the half-year ended June 30, 2012.

Net charges to operating depreciation and amortization totaled €51.3 million for the half-year ended June 30, 2013, compared with re-presented €46.8 million for the half-year ended June 30, 2012.

The Convergence cost reduction plan had a net impact of €24 million on Energy Services division operating income for the half-year ended June 30, 2013.

Other Segment

The “Other Segment” groups together certain industrial multi-service contracts and the various Group holding companies.

Revenue (€ millions)
Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented	% Change 2013/2012	Internal growth	External growth	Foreign exchange impact
116.4	83.4	39.6%	6.0%	33.6%	0%

The 6.0% increase in “Other segment” revenue at constant consolidation scope and exchange rates (39.6% at current consolidation scope and exchange rates) is mainly due to the entry into the operating phase of a major industrial contract.

Reconciliation of previously published and re-presented data for the half-year ended June 30, 2012

(€ millions)	Half-year ended June 30, 2012, published	Restatement IFRS 5 (1)	Restatement IFRS 10 and 11	Restatement IAS 19r	Half-year ended June 30, 2012, re-presented

Revenue	14,781	(4)	(3,329)		11,448
Adjusted operating cash flow	1,384	23	(401)		1,006
Operating income	523	47	(202)	5	373
Operating income after share of net income (loss) of equity-accounted entities (2)	523	38	(231)	5	335
Adjusted operating income (3)	631	15	(232)	5	419
Net Income (4)	153		4	5	162
Adjusted Net Income(4)	8	1	4	5	18
Gross Investments	1,348		(404)		944
Free Cash Flow	348		204		552
Net financial debt	14,693		(2,331)		12,362
Loans granted to joint ventures	-	-	3,648	-	3,648
Adjusted net financial debt	-	-	-	-	8,714
(1)	Water activities in Morocco, Berlin Water and Eolfi
(2)	Including the re-presented share of net income (loss) of joint ventures and associates for the half-year ended June 30, 2012
(3)	Including the re-presented share of adjusted net income (loss) of joint ventures and associates for the half-year ended June 30, 2012
(4)	Attributable to owners of the Company

ACCOUNTING DEFINITIONS

GAAP (IFRS) indicators

Operating cash flow before changes in working capital, as presented in the Consolidated cash flow statement, is comprised of three components: operating cash flow from operating activities (referred to as “adjusted operating cash flow” and known in French as “capacité d’autofinancement opérationnelle”) consisting of operating income and expenses received and paid (“cash”), operating cash flow from financing activities including cash financial items relating to other financial income and expenses and operating cash flow from discontinued operations composed of cash operating and financial income and expense items classified in net income from discontinued operations pursuant to IFRS 5. Adjusted operating cash flow does not include the share attributable to equity-accounted entities.

The operating income margin is defined as operating income as a percentage of revenue from continuing operations.

Net finance costs represent the cost of gross debt, including related gains and losses on interest rate and currency hedges, less income on cash and cash equivalents.

Net income (loss) from discontinued operations is the total of income and expenses, net of tax, related to businesses divested or in the course of divestiture, in accordance with IFRS 5.

Non-GAAP indicators

In addition, the Group uses non-GAAP indicators for management purposes. These are relevant indicators of the Group’s operating and financial performance.

The new standards, IFRS 10, 11 and 12, have modified existing indicators or created new indicators that are described below:

•
Following application of the new standards, inter-company loans granted to joint ventures are no longer deducted from net financial debt. Non-eliminated inter-company loans are presented in the balance sheet in loans and financial receivables. As these loans and receivables are not included in the Group definition of Cash and cash equivalents and these joint ventures no longer generate strictly operating flows in the consolidated financial statements, the Group now uses in addition to net financial debt, the indicator adjusted net financial debt. Adjusted net financial debt is therefore equal to Net financial debt less loans and receivables to joint ventures.

•
Adjusted operating income is equal to net income after the share of adjusted net income (loss) of equity-accounted entities, adjusted to exclude the impact of goodwill impairment and certain special items. Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units and restructuring costs. Special items also include significant impairment charges relating to assets other than goodwill. In general, we exclude impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit. Items may qualify as “special” even though they may have occurred in prior years or are likely to recur in subsequent years. Other “special” items may be non-recurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably to recur within two years and there was not a similar charge or gain within the two prior years.

The other indicators were not impacted by the new standards and are defined as follows:

•	The term “internal growth” (or “growth at constant consolidation scope and exchange rates”) includes growth resulting from:
o	the expansion of an existing contract, primarily resulting from an increase in prices and/or volumes distributed or processed,
o	new contracts, and
o	the acquisition of operating assets allocated to a particular contract or project;

•
The term “external growth” includes growth through acquisitions (performed in the period or which had only partial effect in the prior period), net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract;

•	The term “change at constant exchange rates” represents the change resulting from the application of exchange rates of the prior period to the current period, all other things being equal;

•
Net financial debt (NFD) represents gross financial debt (non-current borrowings, current borrowings, bank overdrafts and other cash position items), net of cash and cash equivalents and excluding fair value adjustments to derivatives hedging debt;

•
The financing rate is defined as the ratio of net finance costs (excluding fair value adjustments to instruments not qualifying for hedge accounting) to average monthly net financial debt for the period, including net finance costs of discontinued operations;

•	The “adjusted leverage ratio” is defined as the ratio of adjusted net financial debt to operating cash flow before changes in working capital plus operating financial asset repayments.

•
Adjusted net income attributable to owners of the Company is equal to net income attributable to owners of the Company adjusted to exclude goodwill impairment and certain special items. Special items include items such as gains and losses from asset disposals that substantially change the economics of one or more cash-generating units and restructuring costs. Special items also include significant impairment charges relating to assets other than goodwill. In general, we exclude impairment charges in respect of such assets as “special” items when they are large enough to significantly impact the economics of a cash-generating unit. Items may qualify as “special” even though they may have occurred in prior years or are likely to recur in subsequent years. Other “special” items may be nonrecurring, meaning that the nature of the relevant charge or gain is such that it is not reasonably to recur within two years and there was not a similar charge or gain within the two prior years.

•	The adjusted operating cash flow margin is defined as the ratio of adjusted operating cash flow to revenue from continuing operations;

•
Free Cash Flow represents cash generated (sum of operating cash flow before changes in working capital and principal payments on operating financial assets) net of the cash component of the following items: (i) changes in working capital for operations, (ii) operations involving equity (share capital movements, dividends paid and received), (iii) investments net of divestitures, (iv) the change in receivables and other financial assets, (v) net financial interest paid and (vi) tax paid;

•
The term net investment, as presented in the Statement of change in net financial debt, includes industrial investments net of industrial asset disposals (purchases of intangible assets and property, plant and equipment net of disposals), financial investment net of financial divestitures (purchases of financial assets net of divestitures, including the net financial debt of companies entering or leaving the scope of consolidation), partial purchases net of sales resulting from transactions with non-controlling interests where there is no change in control, new operating financial assets and principal payments on operating financial assets. The net investment concept also takes into account issues of share capital by non-controlling interests.

The Group considers growth investments, which generate additional cash flows, separately from maintenance-related investments, which reflect the replacement of equipment and installations used by the Group.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - ASSETS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - ASSETS (€ millions)	As of June 30, 2013	As of December 31, 2012 re-presented(1)	As of January 1, 2012 re-presented(1)
Goodwill	3,793.5	3,911.9	4,796.2
Concession intangible assets	2,318.0	2,373.1	2,219.3
Other intangible assets	851.1	926.3	1,014.9
Property, plant and equipment	4,526.1	4,706.3	6,497.4
Investments in joint ventures	2,783.2	2,721.2	2,939.6
Investments in associates	431.6	477.7	360.8
Non-consolidated investments	43.3	47.0	65.4
Non-current operating financial assets	2,000.4	2,215.9	2,091.5
Non-current derivative instruments - Assets	245.7	280.0	745.0
Other non-current financial assets	1,944.8	2,441.3	2,864.6
Deferred tax assets	1,041.9	1,018.7	1,065.0
Non-current assets	19 979.6	21,119.4	24,659.7
Inventories and work-in-progress	647.0	614.9	664.5
Operating receivables	8,295.5	8,573.8	8,836.5
Current operating financial assets	154.6	167.0	165.2
Other current financial assets	1,724.4	1,488.6	978.9
Current derivative instruments – Assets	52.5	45.4	49.6
Cash and cash equivalents	3,683.4	4,998.0	5,025.4
Assets classified as held for sale	1,953.1	1,469.6	687.5
Current assets	16,510.5	17,357.3	16,407.6
TOTAL ASSETS	36,490.1	38,476.7	41,067.3

(1)
New consolidation standards presented in note 1.1.3.1. and revised Employee Benefits standard presented in note 1.1.3.2. of the Condensed Consolidated Interim Financial statements provide for a mandatory retrospective application. As a consequence, consolidated financial statements as of December 31, 2012 as well as January 1, 2012 have been represented accordingly.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION – EQUITY AND LIABILITIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - EQUITY AND LIABILITIES (€ millions)	As of June 30, 2013	As of December 31, 2012 re-presented(1)	As of January 1, 2012 re-presented(1)
Share capital	2,744.4	2,610.4	2,598.2
Additional paid-in capital	7,851.2	8,466.3	9,796.2
Reserves and retained earnings attributable to owners of the Company	(2,236.5)	(3,970.5)	(5,386.9)
Total equity attributable to owners of the Company	8,359.1	7,106.2	7,007.5
Total equity attributable to non-controlling interests	1,405.0	1,391.4	1,532.8
Equity	9,764.1	8,497.6	8,540.3
Non-current provisions	1,835.3	1,792.9	1,793.8
Non-current borrowings	10,111.4	12,131.3	14,213.3
Non-current derivative instruments – Liabilities	147.6	186.8	156.8
Deferred tax liabilities	993.8	1,010.3	1,465.1
Non-current liabilities	13,088.1	15,121.3	17,629.0
Operating payables	8,523.2	9,562.8	9,897.8
Current provisions	455.8	466.7	533.6
Current borrowings	3,507.6	3,606.1	3,753.2
Current derivative instruments – Liabilities	50.7	73.6	85.0
Bank overdrafts and other cash position items	260.9	252.7	390.5
Liabilities directly associated with assets classified as held for sale	839.7	895.9	237.9
Current liabilities	13,637.9	14,857.8	14,898.0
TOTAL EQUITY AND LIABILITIES	36,490.1	38,476.7	41,067.3

(1)
New consolidation standards presented in note 1.1.3.1. and revised Employee Benefits standard presented in note 1.1.3.2. of the Condensed Consolidated Interim Financial Statements provide for a mandatory retrospective application. As a consequence, consolidated financial statements as of December 31 December 31, 2012 as well as January 1, 2012 have been represented accordingly.

CONSOLIDATED INCOME STATEMENT

(€ millions)	Half-year ended June 30, 2013	Half-year ended June 30, 2012 re-presented(1)(3)
Revenue	11,073.8	11,448.3
o/w Revenue from operating financial assets	91.0	92.2
Cost of sales	(9,300.4)	(9,575.7)
Selling costs	(264.0)	(263.9)
General and administrative expenses	(1,158.1)	(1,231.7)
Other operating revenue and expenses	12.6	(4.0)
Operating income	363.9	373.0
Share of net income (loss) of equity-accounted entities	109.1	(38.3)
o/w share of net income (loss) of joint ventures	96.8	(42.9)
o/w share of net income (loss) of associates	12.3	4.6
Operating income after share of net income (loss) of equity-accounted entities	473.0	334.7
Finance costs	(328.1)	(327.0)
Income from cash and cash equivalents	22.5	30.3
Other financial income and expenses	13.4	23.5
Income tax expense	(76.1)	(82.3)
Share of net income (loss) of other equity-accounted entities	-	-
Net income (loss) from continuing operations	104.7	(20.8)
Net income (loss) from discontinued operations	(16.4)	211.3
Net income (loss) for the period	88.3	190.5
Attributable to owners of the Company	3.6	162.2
Attributable to non-controlling interests	84.7	28.3

(in euros)
NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	(0.03)	0.32
Basic	(0.03)	0.32
NET INCOME (LOSS) FROM CONTINUING OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	0.01	(0.12)
Basic	0.01	(0.12)
NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO OWNERS OF THE COMPANY PER SHARE (2)
Diluted	(0.04)	0.44
Basic	(0.04)	0.44
(1)	Pursuant to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, the income statements of:
●	discontinued operations in the course of divestiture:
-	urban lighting activities (Citelum) in the Energy Services division;
-	Water activities in Morocco
-	The share of net income of the Berlin Water associate, until June 30,2013
●	discontinued operations divested:
-	regulated activities in the United Kingdom in the Water division, divested in June 2012
-	Solid Waste activities in the United States in the Environmental Services division, divested in November 2012
-	American wind energy activities, divested in December 2012;
-	European wind energy activities, divested in February 2013;
are presented retrospectively in a separate line, Net income (loss) from discontinued operations, for the half-year ended June 30, 2012.

(2)
Pursuant to IAS 33, the weighted average number of shares outstanding taken into account for the calculation of 2012 net income per share was adjusted following the distribution of a scrip dividend in June 2013. The adjusted weighted average number of shares is therefore 507.7 million (basic and diluted) as of June 30, 2012.

Basic earnings per share is calculated by dividing net income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the fiscal year. According to IAS 33.9 and 12 standards, net income attributable to owners of the Company has been adjusted to take into account the cost of the coupon payable to holders of deeply subordinated securities issued by Veolia Environnement.
As of June 30, 2013, the weighted average number of shares outstanding is 510,034,028 (basic and diluted)

(3)
New consolidation standards presented in note 1.1.3.1. and revised Employee Benefits standard presented in note 1.1.3.2. of the Condensed Consolidated Interim Financial statements provide for a mandatory retrospective application. As a consequence, consolidated financial statements as of December 31, 2012 as well as January 1, 2012 have been represented accordingly.

CONSOLIDATED CASH FLOW STATEMENT

(€ million)	Half-year ended June 30, 2013	Half-year ended June 30, 2012, re-presented(1)
Net income (loss) for the period	88.3	190.5
Operating depreciation, amortization, provisions and impairment losses	593.4	656.8
Financial amortization and impairment losses	16.1	1.3
Gains/losses on disposal and dilution	(17.2)	(271.4)
Share of net income (loss) of joint ventures	(97.0)	79.0
Share of net income (loss) of associates	(21.9)	(4.8)
Dividends received	(1.6)	(1.5)
Finance costs and finance income	317.8	316.9
Income tax expense	80.7	96.0
Other items	30.0	91.3
Operating cash flow before changes in working capital	988.6	1,154.1
Changes in working capital	(748.8)	(499.8)
Income taxes paid	(123.3)	(97.8)
Net cash from operating activities	116.5	556.5
Including Net cash from operating activities of discontinued operations	(14.6)	44.3
Industrial investments	(525.5)	(697.9)
Proceeds on disposal of intangible assets and property, plant and equipment	30.4	25.6
Purchases of investments	(3.3)	(54.5)
Proceeds on disposal of financial assets	85.7	650.5
Operating financial assets
New operating financial assets	(75.6)	(89.5)
Principal payments on operating financial assets	94.6	95.4
Dividends received (including dividends received from joint ventures and associates)	75.6	73.4
New non-current loans granted	(489.6)	(116.9)
Principal payments on non-current loans	11.2	17.2
Net decrease/increase in current loans	139.9	(29.7)
Net cash used in investing activities	(656.6)	(126.4)
Including Net cash used in investing activities of discontinued operations	(31.9)	615.9
Net increase/decrease in current borrowings	(599.0)	(551.3)
New non-current borrowings and other debts	81.3	1,112.1
Principal payments on non-current borrowings and other debts	(1,180.6)	(1,183.5)
Proceeds on issue of shares	0.4	0.2
Share capital reduction	-	-
Transactions with non-controlling interests: partial purchases	(8.5)	(80.0)
Transactions with non-controlling interests: partial sales	1.3	1.9
Proceeds on issue of deeply subordinated securities	1,470.2	-
Coupons on deeply subordinated securities	(16.6)	-
Purchases of/proceeds from treasury shares	-	-
Dividends paid	(171.6)	(403.5)
Interest paid	(459.5)	(454.3)
Net cash used in financing activities	(882.6)	(1,558.4)
Including Net cash used in financing activities of discontinued operations	(38.5)	568.6
NET CASH AT THE BEGINNING OF THE PERIOD	4,745.3	4,634.9
Effect of foreign exchange rate changes and other	99.9	(35.5)
NET CASH AT THE END OF THE PERIOD	3,422.5	3,471.1
Cash and cash equivalents	3,683,4	3,916.1
Bank overdrafts and other cash position items	260,9	445.0
NET CASH AT THE END OF THE PERIOD	3,422.5	3,471.1

(1)
New consolidation standards presented in note 1.1.3.1. and revised Employee Benefits standard presented in note 1.1.3.2. of the Condensed Consolidated Interim Financial statements provide for a mandatory retrospective application. As a consequence, consolidated financial statements as of December 31, 2012 as well as January 1, 2012 have been represented accordingly.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 5, 2013

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer